Exhibit 99.1

Trip.com Group Limited Announces Proposed Offering of US$1.3 Billion Cash-par Settled

Convertible Senior Notes

SINGAPORE, June 4, 2024—Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced the proposed offering (the “Notes Offering”) of US$1.3 billion in aggregate principal amount of convertible senior notes due 2029 (the “Notes”), subject to market conditions and other factors, only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to grant the initial purchasers in the Notes Offering an option to purchase up to an additional US$200 million principal amount of the Notes, exercisable for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued.

The Company plans to use the net proceeds from the Notes Offering for repayment of existing financial indebtedness, expansion of its overseas business, and working capital needs.

Proposed Terms of the Notes Offering

When issued, the Notes will be general unsecured obligations of the Company. The Notes will mature on June 15, 2029 unless repurchased, redeemed, or converted in accordance with their terms prior to such date. Holders of the Notes may require the Company to repurchase all or part of their Notes for cash on June 15, 2027 or in the event of certain fundamental changes, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date.

Prior to the close of business on the business day immediately preceding the 50th scheduled trading day before the maturity date, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. On or after the 50th scheduled trading day before the maturity date until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert their Notes at their option at any time.

The Notes contemplate cash-par settlement upon conversion. Upon conversion, the Company will pay cash up to the aggregate principal amount of the Notes being converted and have the right to elect to settle the conversion consideration for amounts in excess of the aggregate principal amount using cash, American depositary shares (“ADSs”), each currently representing one ordinary share of the Company, or a combination of cash and ADSs. Holders may elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, subject to certain conditions and procedures. The interest rate, initial conversion rate, and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

In addition, the Company may redeem for cash all but not part of the Notes in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date. Any redemption may occur only prior to the 50th scheduled trading day immediately preceding the maturity date.

Concurrent Repurchase

Concurrently with the pricing of the Notes Offering, the Company plans to repurchase a number of its ADSs in an amount expected to be up to US$400 million pursuant to its existing share repurchase plans in off-market privately negotiated transactions effected through one or more of the initial purchasers or their affiliates as its agent (the “Concurrent Repurchase”). The Concurrent Repurchase is expected to facilitate the initial hedges by purchasers of the Notes who desire to hedge their investments in the Notes. The Company expects the purchase price in the Concurrent Repurchase to be the last reported sale price per ADS on the Nasdaq on June 4, 2024.

The Concurrent Repurchase will be funded by cash on hand, and is generally expected to offset some of the potential dilution to the holders of the Company’s ordinary shares (including ordinary shares represented by ADSs) upon conversion of the Notes, taking into the account the settlement method of the Notes.

Other Matters

Any repurchase activities of the Company, whether concurrently with the pricing of the Notes or otherwise pursuant to its share repurchase plans, could increase, or reduce the magnitude of any decrease in, the market price of the ADSs and ordinary shares and the price of the Notes.

The Company expects that potential purchasers of the Notes may employ a convertible arbitrage strategy to hedge their exposure in connection with the Notes. Any such activities by potential purchasers of the Notes following the pricing of the Notes and prior to the maturity date could affect the market price of the ADSs and ordinary shares and the trading price of the Notes. The effect, if any, of the activities described in this paragraph, including the direction or magnitude, on the market price of the ADSs and ordinary shares and the trading price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or ordinary shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies, or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or The Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@trip.com